[NOVA Chemicals Letterhead]

December 13, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Hartz

Senior Assistant Chief Accountant

Securities and Exchange Commission

1 Station Place, N.E., Stop 7010

Washington, DC  20549

RE:	NOVA Chemicals Corporation
Form 40-F for the Fiscal Year Ended December 31, 2005
File No. 1-13064

Dear Mr. Hartz:

In reference to your letter dated November 28, 2006, you state that you are not persuaded that the aggregation of AST, LLDPE, LDPE, HDPE and SCLAIR into one Polyethylene reportable segment is consistent with paragraph 17 of SFAS 131, insofar as the financial results for these five operating segments over the past three years are too divergent to be economically similar. NOVA Chemicals is firmly of the view that its five Polyethylene operating segments should be aggregated into one reportable segment because they have similar economic characteristics and meet all of the qualitative aggregation criteria of SFAS 131.  Polyethylene is to a very large extent a generic product and is recognized as such by consumers and investors on a global basis.  We have attempted to articulate our position in this letter and attachments.

Paragraph 17 of SFAS 131 states “Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics.  For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.”  There are a number of economic characteristics that we considered when assessing the economic similarity of the five Polyethylene facilities NOVA Chemicals operates.  Average realized selling price on a cents per pound basis, feedstock costs, gross margin percentages and cents per pound, and financial exposure are all valid measures to determine the economic similarity of the Polyethylene operating segments.

Average Realized Selling Price

Revenue trends are the same for all of our Polyethylene products.  This is best demonstrated in a commodity business such as ours by comparing unit selling prices.  Please refer to Exhibit I for a graph that shows the monthly average realized selling price for each Polyethylene resin from January 2002 through September 2006.  As you can see from the lines on this graph, the average realized selling price for all of the Polyethylene resins move in tandem with one another, i.e., experiencing the same fundamentals of supply and demand that will drive producer strength or weakness in the market.  Therefore, we consider this to be a similar economic characteristic.

Feedstock Costs

Polyethylene resins on a global basis consist of approximately 95% ethylene.  The other 5% is composed of various additives and catalysts that are added during the refining process to provide marginally different characteristics for each type of Polyethylene resin produced.  Since the vast majority of the feedstock is ethylene, the feedstock costs of all of the Polyethylene operating segments are similar.

Gross Margin Percentages and Gross Margin Cents per Pound

Every major global Polyethylene producer is backward integrated into ethylene.  The business is optimized across the entire value chain from the introduction of feedstock into the ethylene cracker to the sale of the Polyethylene pellets to the third party plastics converters.  The profitability of the value chain is driven by the global supply/demand balances for ethylene and Polyethylene.  During peak years the margin on Polyethylene over the cash cost of producing ethylene can be as high as 35 to 40 cents per pound but in trough years these margins can drop below 10 cents per pound for the entire value chain.

Exhibit II shows the Gross Margin percentage and Gross Margin on a cents per pound basis that NOVA Chemicals has experienced, on average by product, over the past five years.  These Polyethylene margins are driven by the market-based ethylene transfer price from our Eastern and Western Canadian ethylene crackers.  As indicated in our letter to the SEC dated August 25, 2006, AST is an outlier because that plant was in a start up mode in the early years of the analysis. Current AST margins are virtually identical to the Company’s other types of Polyethylene.  The deviation in the individual Polyethylene product margins (excluding AST) from the average Polyethylene margin is less than 2 cents per pound, which is very small given the commodity nature of the industry and the average total margin over the cash cost of ethylene of 21 to 22 cents per pound over the last five years.  The 2 cents per pound differential is driven by slightly different value in use of the Polyethylene resins and the relative efficiencies of the various Polyethylene manufacturing facilities.

Exhibit III shows the Gross Margin on a cents per pound basis by month from January 2002 to September 2006.  Margins move in tandem for all products with the variation between products reducing dramatically as AST was accepted in the marketplace.

Financial Exposure

All of the Polyethylene produced by NOVA Chemicals is manufactured at various plant sites in Canada.  Therefore, the same financial currency exposure as well as regulatory and country exposure exists for all of our Polyethylene products.

Our Peers

We also reviewed the segment reporting for our peers, which includes The Dow Chemical Company (Dow), Eastman Chemical Company, Lyondell Chemical Company, Westlake Chemical Corporation (Westlake) and Huntsman Corporation and Subsidiaries and Huntsman International LLC and Subsidiaries (Huntsman), and note that none of these companies disaggregate their Polyethylene resins into separate segments.  In fact, Dow, Westlake, and Huntsman aggregate Polyethylene, Polystyrene and other polymers into one segment.

Investor View

Attached, as Exhibit IV is a discussion paper prepared by NOVA Chemicals’ Vice President of Investor Relations.  The paper attempts to summarize how the investor community analyzes Polyethylene.  I would simply add that I have been in this industry for 27 years and the investor and analyst view of the industry has been consistent over the years.

In conclusion, we believe that our Polyethylene operating segments should be aggregated into one reportable segment on the basis that they have similar economic characteristics and meet all of the qualitative aggregation criteria of paragraph 17 of SFAS 131, as previously discussed in our letter of November 15, 2006, including (1) similarity in the nature of the product, (2) similarity in the nature of the production process, (3) similarity in the type or class of customer for the product, (4) similarity in the methods used to distribute the products, (5) similarity in the nature of the regulatory environment.

Hopefully we have made clear our position that all grades of Polyethylene are in fact economically similar and should be reported as one segment.  If after reading this letter as well as the various Exhibits, you disagree with our conclusions, we would like an opportunity to discuss this matter with you and would ask you contact our counsel, Brian Lane, to arrange a conference call with the Company as well as our auditors and advisors.  Mr. Lane can be reached at 202-887-3646.

Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, we request that all supplemental, confidential materials provided to the SEC are returned to us upon completion of your review.

Sincerely yours,

/s/ Lawrence A. MacDonald

Lawrence A. MacDonald
Senior Vice President and Chief Financial Officer

cc:	Nili Shah, U.S. Securities and Exchange Commission
Tracey McKoy, U.S. Securities and Exchange Commission
Brian Lane, Gibson Dunn & Crutcher LLP
Kenneth Marceron, Ernst & Young LLP
Gordon Graham, Ernst & Young LLP